EXHIBIT
3(i).02 Amendment to Articles of Incorporation-- Designation Certificate of Class A Common Stock and Class B Common Stock




                             IEG ENERGY GROUP, INC.

                           CERTIFICATE OF DESIGNATION
                        CLASS A AND CLASS B COMMON STOCK

James D. Jeffrey and Steven S. Maxie hereby certify that they are the CEO and Secretary, respectively, of IEG Energy Group, Inc., a Delaware corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to the Corporation's Articles of Incorporation, as amended, and the General
Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolutions on October 27, 2003, and that zero shares of common Stock have been issued.

     1.     Creation  and  Designation  of Class A and Class B Common Stock.  Of
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the  100,000,000  authorized  shares of the Company, 99,900,000 shares are to be designated as Class A common shares and 100,000 shares are to be designated Class B common shares, having the voting powers, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below.

     2.     Dividend  Provisions.  The holders of shares of Class A common stock
            --------------------
shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, a pro-rata share of all common stock dividends of the Company. Each share of Class A common stock shall rank on parity with each other share of Class A common stock with respect to dividends. Dividend payments to the holders of shares of Class A common stock shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

The holders of shares of Class B common stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, a pro-rata share of all common stock dividends of the Company. Each share of Class B common stock shall rank on parity with each other share of Class B common stock with respect to dividends. Dividend payments to the holders of shares of Class B common stock shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

     3.     Liquidation Provisions. In the event of any liquidation, dissolution
            ----------------------
or winding up of the Corporation, whether voluntary or involuntary, the Class A common stock and Class B common stock shall be entitled to receive a pro-rata share of the amount payable with respect to all classes of common stock distributed ratably to the holders of common stock.

     4.     Notices.  Any  notices required by the provisions of the Certificate
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of  Designation  to  be  given  to  the holders of shares of Class A and Class B common stock shall be deemed given if deposited in the United States mail, postage prepaid, and addresses to each holder of record at its address appearing on the books of the Corporation.


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     5.     Voting  Provisions.  The  class of Class A common stock shall in the
            ------------------
aggregate have 49% of the voting power and the class of Class B common stock shall have in the aggregate 51% of the voting power.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Class A common stock and Class B common stock to be duly executed by its CEO and attested to by its Secretary and has caused its corporate seal to be affixed hereto this 27th day of October, 2003.



By:  /s/  James  D.  Jeffrey
     CEO



By:  /s/  Steven  S.  Maxie
     Secretary



      STATE OF DELAWARE
      SECRETARY OF STATE
   DIVISION OF CORPORATION
DELIVERED 12:18 PM 11/10/2003
FILED 12:00 PM 11/10/2003
SRV 030719395 - 3715176 FILE


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